October 4, 2012

VIA EDGAR

Reid Hooper

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:  Avra Inc.

Amendment 1 to Registration Statement on Form S-l

Filed September 11, 2012

File No. 333-182130

Dear Mr. Hooper:

We hereby submit the responses of Avra Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated September 18, 2012, to David Bailey of the Company in regard to the above-referenced Amendment 1 to Registration Statement on Form S-1 filed on September 11, 2012 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 2 to the Form S-1 (“Form S-1 Amendment No. 2”), filed with the Securities and Exchange Commission on September 26, 2012.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended.

General

1.             We note your responses to comments 2-3 in our letter dated July 6, 2012; however, we disagree with your analysis that you are currently not a shell company as defined by Rule 12b-2 of the Exchange Act.  We note your current total assets consist of only cash and cash equivalents.  In addition, we note you have not generated any revenues since inception.  Further, we note you have no employees and your management consists of a single officer and director.  Additionally, we note your listed website, www.avrakadabbra.com, is not operational and it is currently unclear when your proposed “flagship product,” Avrakadabbra, will be subject to manufacturing and distribution.  Finally, your response to comment 2 in our letter dated July 6, 2012, states that your management has devoted a “significant amount of time” to the development of your business and you are currently in the process of ordering samples from suppliers to test the equipment before deciding on a manufacturer of your smart TV boxes.  Yet, the disclosure in your prospectus does not include this information provided in your response.  Further, we note disclosure on page 27 that your sole officer and director “is anticipated” to devote approximately 30 hours per week to your affairs.

                The determination of shell company status is a facts and circumstances analysis, and upon consideration of the factors noted above, it appears that you are a shell company as defined in Rule 12b-2 of the Exchange Act and in Rule 405 of the Securities Act.  Thus, please revise your disclosure throughout your prospectus to prominently identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares.  Further, revise your disclosure throughout your prospectus, including providing appropriate risk factor disclosure, to make clear that resales are not permitted under Rule 144(i) until 12 months after the company is no longer considered a shell company.

Response: We have revised our disclosure throughout the prospectus to identify the company as a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares. We also revised our disclosure throughout the prospectus to make clear that resales are not permitted under Rule 144(i) until 12 months after the company is no longer considered a shell company.

2.             We note your response to comment 3 in our letter dated July 6, 2012.  However, we still note disclosure throughout your prospectus, including in your Plan of Distribution section, stating that sales of your common stock by your selling security holders must be made at the fixed price of $0.002 until a market develops.  Please revise to state that sales must be made at a fixed price for the duration of the offering.  In addition, since you are offering 100% of your outstanding shares held by non-affiliates for resale pursuant to this registration statement, this offering is considered to be an indirect primary offering by the company through the selling shareholders.  Therefore, the selling shareholders need to be identified as underwriters in the prospectus.  Please revise.

Response: We have revised to state that sales must made at a fixed price for the duration of the offering. We have also revised to identify the selling shareholders as underwriters on page 18 in the prospectus.

3.             We note your response to comment 7 in our letter dated July 6, 2012, notably your statement that your disclosure in the prospectus that on February 27, 2012 the 41 selling security holders acquired the 19,597,800 common shares being registered for resale in this offering was included in the prospectus “by mistake.”  However, we continue to note disclosure in the prospectus on pages 6 and 15 that the 41 selling security holders acquired the 19,597,800 common shares at $0.002 per share on February 27, 2012.  Please advise or revise your disclosure to include the date the 41 selling security holders acquired their shares being registered for resale in this offering.

Response: We have revised our disclosures to include the dates the 41 selling security holders acquired their shares being registered for resale in this offering.

Prospectus Summary, page 6

4.            We note your responses to comments 8 and 9 in our letter dated July 6, 2012.  Please revise your disclosure in the Prospectus Summary section to also include the disclosure provided in response to our comments.  For example, please include disclosure in the Prospectus Summary that discusses the amount of financing you will need in the next 12 months to begin operations.  In addition, please include disclosure in the summary section that discusses why you are becoming a reporting company.

Response: We have revised to include the disclosure to clearly inform readers that we are only beginning to form our company and that we are just beginning our operations and discuss the amount of financing we will need in the next 12 months to begin operations. We have also revised to include the discussion why we are becoming   a
              reporting company.

Risk Factors, page 8

We may not succeed in effectively marketing Avra Smart TV boxes…, page 9

5.             Please revise your disclosure in this risk factor to include the amount of “sufficient funds” needed to carry out all of your anticipated advertising and marketing efforts.  Explain how far your business plan would advance with the necessary funding and how far it would advance without it.  Clearly explain the consequences of not receiving the specified, minimum amount of funding.

Response:  We have revised to include the following disclosure in our business plan. The amount of sufficient funds we need to carry out all of our anticipated advertising and marketing efforts over a 12 - month period is $15,000.  Effective use of this budget will allow us to engage in an advertising and marketing campaign before the product is launch. This will include social media and online sales marketing and creating a website with a shopping cart.  Our initial marketing efforts will be centered in developing our brand image. With this budget we can advance the Company and awareness of its products to a point where sales orders can be generated.

However, a significant component of our business strategy is the development of a market for our Smart TV products in the United States. Due to the competitive nature of the retail industry, if we do not market our Smart TV products effectively we may fail to attract customers or achieve significant revenues.  Promoting our Smart TV products will depend largely on our ability to hire sufficient sales and marketing personnel as well as targeting the appropriate merchandising outlets. We believe that it will cost approximately $15,000 in the next 12 months to successfully advertise and market our product.. Although we believe that $15,000 will provide sufficient marketing opportunities, there is no assurance that we will be able to acquire or retain customers from our marketing efforts. As of August 29, 2012 we did not have sufficient funds to carry out all our anticipated advertising and marketing efforts and there can be no assurance that we will be able to raise the required funds, if we cannot secure additional financing on acceptable terms we will have to cease or suspend our marketing efforts.

Our ability to market our product successfully is also dependent on external factors over which we may have little or no control, including the performance of our suppliers, third-party carriers and networking vendors. We also rely on third parties for information, including product characteristics that we present to consumers, which may, on occasion, be inaccurate. Our failure to provide our customers with a product that meets their expectations, for any reason, could substantially harm our reputation and prevent us from developing Avra as a trusted brand. The failure of our brand promotion activities could adversely affect our ability to attract new customers and maintain customer relationships and, as a result, substantially harm our business and results of operations.

Description of Business, page 25

6.             We note the beginning of your Description of Business section on page 23 has been deleted from this amendment.  Please revise your disclosure to include this information.

Response: We have revised our disclosure to include the beginning of our Description of Business section.

7.             We note you removed the Apple TV artwork from the prospectus in response to comment 14 in our letter dated July 6, 2012.  However, we note you included new artwork consisting of the logos of Yahoo! and Google in this amendment.  Please clarify the purpose and significance of this artwork in your prospectus.

Response: We have removed the logos of Yahoo! and Google from the prospectus.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ DAVID BAILEY
David Bailey
President and Chief Executive Officer